August 18, 2008

Mail Stop 6010

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re:** **Pressure BioSciences, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 13, 2008**
> **File No. 000-21615**

Dear Mr. Schumacher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3: To Approve the Sale, Issuance . . ., page 24

1.   We note from your response to prior comment 6 that you agreed to issue warrants to Emerging Growth Equities. Please clarify how those warrants will affect the 4,500,000 share and $18,000,000 caps on the authorization you are seeking.

2.   From the third paragraph on page 25 and your response to prior comment 6, it appears that you may have pending plans, arrangements or contracts but they do not exceed the disclosed Nasdaq triggers requiring shareholder approval. With a view toward further disclosure, please tell us whether you would consider approval of the pending proposal to apply to any pending plans, arrangements or contracts that would, when aggregated with subsequent transactions, exceed the triggers.

3.   Please tell us whether your undertaking in response 7 means that you will distribute a revised proxy statement and resolicit proxies. Cite all authority on which you rely.

4.   We understand that the interpretation you cite in response 8 refers to Nasdaq's Staff Interpretative Letter 2002-4. Please tell us how you confirmed that the letter means that the three-month limit does not apply to subsequent exercise or conversion as you state in your response.

5.   We note your response to prior comment 11; however, because it appears that approval of the proposal would provide another readily available anti-takeover tool, your disclosure seeking approval of the proposal should inform shareholders of this effect. Therefore, we reissue the comment.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Steven London, Esq.—Pepper Hamilton LLP